Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

AS AT JUNE 30, 2026 AND DECEMBER 31, 2025

(expressed in thousands of Canadian dollars)

	June 30, 2026	December 31, 2025 (audited)
ASSETS
Current Assets
Cash and cash equivalents	$35,872	$39,024
Prepaid expenses and deposits	2,389	812
Receivables (Note 4)	860	666
	39,121	40,502
Non-Current Assets
Exploration and evaluation assets (Note 6)	92,042	88,776
Property, plant and equipment (Note 5)	63,885	55,078
Long-term restricted cash	1,208	1,208
Total Assets	$196,256	$185,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,364	$5,817
US warrants (Note 11)	33,117	81,658
Lease liability	50	55
Deferred government grant (Note 8)	3,946	642
	44,477	88,172
Non-Current Liabilities
Term loan (Note 10)	41,302	38,168
Government loan payable (Note 8)	5,549	5,196
Government grants (Note 8)	3,124	3,124
Royalty (Note 9)	2,543	2,338
Lease liability	4	27
Asset retirement obligations (Note 7)	1,957	2,289
Total Liabilities	$98,956	$139,314
Shareholders’ Equity
Common shares (Note 12)	429,076	419,966
Reserves (Note 13)	34,660	33,143
Accumulated other comprehensive income	4,751	1,498
Deficit	(371,187)	(408,357)
Total Shareholders’ Equity	$97,300	$46,250
Total Liabilities and Shareholders’ Equity	$196,256	$185,564

Going concern (Note 1)
Commitments and contingencies (Note 18)

Subsequent events (Note 21)

Approved on behalf of the Board of Directors and authorized for issue on August 11, 2026

Alden Greenhouse, Director	Trent Mell, Director

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Operating expenses
General and administrative	$792	$723	$1,604	$1,766
Consulting and professional fees	1,224	1,067	2,408	2,068
Exploration and evaluation expenditures	90	48	145	89
Investor relations and marketing	457	119	600	211
Salaries and benefits	1,065	1,298	1,909	2,550
Share-based payments (Note 13)	393	228	1,198	555
Operating loss:	4,021	3,483	7,864	7,239
Other
Unrealized gain on marketable securities	-	-	-	4
Gain (loss) on financial derivative liability – Convertible Notes	-	231	-	(4,836)
Changes in fair value of US warrants (Note 11)	15,233	(100)	48,541	(100)
Other non-operating income (loss) (Note 14)	(2,184)	1,347	(3,507)	(2,514)
Net income (loss)	$9,028	$(2,005)	$37,170	$(14,685)

Other comprehensive income (loss):
Fair value adjustment of 2028 Notes and 2027 Notes due to own credit risk		(82)	-	1,798
Foreign currency translation gain (loss)	1,755	(4,746)	3,253	(4,813)

Net income (loss) and other comprehensive income (loss)	$10,783	$(6,833)	$40,423	$(17,700)
Basic income (loss) per share (Note 15)	$0.09	$(0.11)	$0.36	$(0.90)
Weighted average number of common shares outstanding - Basic (Note 15)	105,174,158	17,807,021	103,673,897	16,317,480
Diluted income (loss) per share (Note 15)	$0.08	$(0.11)	$0.24	$(0.90)
Weighted average number of common shares outstanding - Diluted (Note 15)	132,030,530	17,807,021	130,544,990	16,317,480

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

		Common Shares
	Number of shares	Amount	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
Balance – January 1, 2026	98,982,239	$419,966	$33,143	$1,498	$(408,357)	$46,250
Other comprehensive earnings for the period, net of taxes	-	-	-	3,253	-	3,253
Net income for the period	-	-	-	-	37,170	37,170
Share-based payment expense	-	-	1,178	-	-	1,178
Directors’ fees paid in deferred share units	-	-	418	-	-	418
Exercise of deferred share units (Note 13)	21,487	79	(79)	-	-	-
Shares issued for cash net of transaction costs of $363 (Note 12)	7,743,900	8,991	-	-	-	8,991
Shares issued for employee share purchase plan (Note 13)	52,512	40	-	-	-	40
Balance – June 30, 2026	106,800,138	$429,076	$34,660	$4,751	$(371,187)	$97,300

Balance – January 1, 2025	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318
Other comprehensive earnings for the period, net of taxes	-	-	-	(3,015)	-	(3,015)
Net loss for the period	-	-	-	-	(14,685)	(14,685)
Share-based payment expense	-	-	555	-	-	555
Directors’ fees paid in deferred share units	-	-	48	-	-	48
Exercise of restricted share units and warrants (Note 12)	27,975	88	(86)	-	-	2
Private placement, net of transaction costs of $337 (Note 12)	3,125,000	3,421	109	-	-	3,530
Balance – June 30, 2025	17,962,172	$311,232	$27,474	$1,624	$(289,577)	$50,753

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	For the six months ended June 30,
	2026	2025
Operating activities
Net income (loss)	$37,170	$(14,685)
Adjustments for items not affecting cash:
Share-based payments	1,198	603
Change in fair value of marketable securities	-	(4)
Realized gain on marketable securities	-	(1)
Depreciation (Note 5)	65	29
Accretion (Notes 7, 8, 9 and 10)	837	320
Director’s fees paid in DSU	418	-
Interest expense on convertible 2028 and 2027 Notes	-	5,730
Changes in fair value of convertible 2028 Notes and 2027 Notes	-	5,914
Interest expense on term loan (Note 10)	2,152	-
Fair value warrants 2028 Notes	-	(1,078)
Changes in fair value of US warrants (Note 11)	(48,541)	100
Gain on extinguishment of government loan	(41)	-
Unrealized (gain) loss on foreign exchange	705	(3,593)
	$(6,037)	$(6,665)
Changes in working capital:
(Increase) decrease in receivables	(194)	857
(Increase) decrease in prepaid expenses and other assets	(1,577)	(222)
Increase (decrease) in accounts payable and accrued liabilities	18	1,314
Cash used in operating activities	$(7,790)	$(4,716)

Investing activities
Proceeds from sale of marketable securities	-	13
Additions to property, plant and equipment (Note 5)	(7,633)	(702)
Cash used in investing activities	$(7,633)	$(689)

Financing activities
Proceeds from non-brokered private placement, net of transaction costs $337 (Note 12)	-	4,679
Repayment of government loans (Note 8)	-	(18)
Proceeds from ATM – net of transaction costs of $363 (Note 12)	8,991	-
Proceeds from ESPP (Note 13)	20	-
Payment of lease liability, net of interest	(31)	(65)
Proceeds from deferred government grant	3,304	-
Cash provided by financing activities	$12,284	$4,596
Change in cash during the period	(3,139)	(809)
Effect of exchange rates	(13)	19
Cash, beginning of the period	39,024	3,717
Cash, end of period	$35,872	$2,927

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is currently in the process of building a refinery focused on the supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (“TSXV”) (under the symbol ELBM) and on the NASDAQ (under the symbol ELBM). The Company’s registered office is 40 Temperance Street, Suite 3200, Bay Adelaide Centre – North Tower, Toronto, Ontario, Canada M5H 0B4 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”) in Ontario, Canada, assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of June 30, 2026 and December 31, 2025, the Company had an accumulated deficit of $371,187 and $408,357, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, have experienced volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. These factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be accurately predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.

Management monitors recent developments in relation to global tariffs and does not anticipate material impacts on the financial position of the Company.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur operating losses and net cash outflows from operating activities.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2025, the Company completed private placements and raised US$38,000 in gross proceeds from issuance of common shares and warrants, as detailed in Note 12 and completed restructuring transaction with its 2028 and 2027 noteholders. In addition, during the six months ended June 30, 2026, the Company raised proceeds of approximately $8,991, net of transactions costs under its At The Market Offering Agreement (“ATM”).

Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These condensed interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Preparation and Statement of Compliance

The Company prepares its condensed interim consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements.

All amounts other than share and per share information on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated. The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 11, 2026.

3.	New Accounting Standards Issued

A number of new standards, and amendments to standard and interpretations, are not yet effective for the current period, and have not been early adopted in preparing these condensed interim consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. The Company adopted these amendments on January 1, 2026 and they did not have material impact on the Company’s consolidated financial statements.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within these consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Receivables

	June 30, 2026	December 31, 2025
GST receivables	$769	$505
Grant receivables	-	146
Other	91	15
	$860	$666

5.	Property, Plant and Equipment

Cost	Property, Plant and Equipment	Construction in Progress	Right-of-use Assets	Total
January 1, 2025	$7,072	$43,987	301	$51,360
Additions during the period	364	4,128	-	4,492
Transfers to capital long-term prepayments	-	139	-	139
Asset retirement obligation - Change in estimate	(646)	-	-	(646)
Balance December 31, 2025	$6,790	$48,254	301	$55,345
Additions during the period	-	9,278	-	9,278
Asset retirement obligation - Change in estimate	(406)	-	-	(406)
Balance June 30, 2026	$6,384	$57,532	301	$64,217
Accumulated Depreciation
January 1, 2025	$10	$-	161	$171
Change for the period	38	-	58	96
Balance December 31, 2025	$48	$-	219	$267
Change for the period	36	-	29	65
Balance June 30, 2026	$84	$-	248	$332
Net Book Value
Balance December 31, 2025	$6,742	$48,254	82	$55,078
Balance June 30, 2026	$6,300	$57,532	53	$63,885

Majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The Department of Defense (“DoD”) retains title to certain construction in progress assets (Note 8) the remaining property, plant and equipment and construction in progress are pledged as security for the term loan (Note 10).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

During the six months ended June 30, 2026, the Company capitalized borrowing costs of $116 (December 31, 2025 – $Nil) using a weighted average capitalization rate of 13%.

6.	Exploration and Evaluation Assets

	January 1, 2025	Foreign Exchange	December 31, 2025	Foreign Exchange	June 30, 2026
Idaho, USA	$93,200	$(4,424)	$88,776	$3,266	$92,042

All of the Iron Creek mineral properties are pledged as security for the term loan. Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the term loan security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property.

7.	Asset Retirement Obligation

As at June 30, 2026, the estimated cost of closure is $3,490. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan. The closure plan was filed and accepted in March 2022 and updated in November 2022.

The full estimated closure cost in the latest closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area.

The latest closure plan also included cost updates relating to remediating disturbances that existed at June 30, 2026. The following assumptions were used to calculate the asset retirement obligation:

•	Discounted cash flows of $1,957 (December 31, 2025 - $2,289);
•	Closure activities date in year 2073 (December 31, 2025 – 2073);
•	Risk-free discount rate of 3.77% (December 31, 2025 – 3.84%); and
•	Long-term inflation rate of 2.5% (December 31, 2025 – 3.0%).

The continuity of the asset retirement obligation at June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Balance at January 1,	$2,289	$2,842
Change in estimate from discounting and estimate of costs	(406)	(646)
Accretion	74	93
Balance	$1,957	$2,289

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

8.	Long-Term Government Loan Payable, Grants and Awards

On November 24, 2020, the Company entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The loan was discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant. The FedNor loan required completion of the construction on or before June 30, 2025. On July 14, 2025, the completion of construction required by FedNor was extended to June 30, 2027 and governmental loans repayment commencement date was changed from June 2026 to June 2028.

The Company accounted for the extension of the repayment commencement date as an extinguishment of the original financial liability and recognized a new financial liability for the new extended loans. The extinguishment of original loans and recognition of amended loans resulted in a gain on extinguishment of $3,311 as at December 31, 2025 and $41 as at June 30, 2026, which has been recognized in Other non-operating loss in the statement of income (loss) and other comprehensive income (loss). The fair value of the amended loan was estimated using fair market interest rate of 16%.

On June 10, 2024, the Company received $5,000 in contribution funding from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology.

On August 19, 2024, the Company was awarded US$20,000 by the DoD. The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability.

Reimbursement received from DoD as at June 30, 2026 totals $3,946 (December 31, 2025 - $642). Once the conditions of the agreement are met the deferred government grant will be derecognized against the corresponding assets.

On March 31, 2026, the Company signed a binding investment agreement (the “Investment”) with the Government of Canada under the Strategic Response Fund (“SRF”). The Investment provides for total federal funding of up to $20,000 toward eligible project costs, consisting of a non-repayable contribution of 25% of the total funding and a repayable contribution of up to 75%. The repayable portion is subject to a 15-year repayment term commencing in 2030 and bears interest based on a formula tied to the Company’s financial performance and other factors. As at June 30, 2026, no funds had been received.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The following table sets out the balances of Government Loan and Government Grant received at June 30, 2026 and December 31, 2025:

	Government Loan	Government Grant	Total
Balance at January 1, 2025	$7,824	$3,124	$10,948
FedNor Loan (Nickel Study) - Payment	(27)	-	(27)
Accretion	368	-	368
Extinguishment of government loans	(8,017)	-	(8,017)
Recognition of new government loans due to extension of repayment commencement date	4,706	-	4,706
Accretion	342	-	342
Balance at December 31, 2025	$5,196	$3,124	$8,320
Accretion	394	-	394
Extinguishment of government loans	(155)	-	(155)
Recognition of new government loans due to extension of repayment commencement date	114	-	114
Balance at June 30, 2026	$5,549	$3,124	$8,673

9.	Royalty

On October 22, 2025, the Company entered into amended and restated royalty agreements resulting in an extinguishment of the previous royalty liability. The fair value of the amended Royalty was estimated at October 22, 2025 using a discounted cash flow model. The key inputs included the market interest rate of 11.125% and cash flows estimates of future operating and gross revenues. During the year ended December 31, 2025, the loss on extinguishment amounting to $1,023 was included in other non-operating income (expense) in the condensed interim consolidated statement of income (loss) and other comprehensive income (loss).

	June 30, 2026	December 31, 2025
Balance at January 1,	$2,338	$1,283
Foreign exchange	-	(37)
Accretion	-	58
Extinguishment of royalty	-	(1,304)
Foreign exchange	78	(37)
Recognition of new royalty due to amendment	-	2,327
Accretion	127	48
Balance	$2,543	$2,338

10.	Term Loan

The Term Loan issued in debt exchange of the convertible notes had an initial principal amount of $38,902 (US$27,795) and matures on October 22, 2028. The Term Loan bears interest on the unpaid principal amount at 8.99% per annum if paid by cash with payment every quarter.

The Company may elect to have, with respect to interest accrued on and to each interest payment date, all interest on the Term Loan being added to the outstanding principal amount of the Term Loan at a rate equal to 11.125% per annum (such capitalized interest, “PIK Interest”). All such PIK Interest shall thereafter constitute principal and bear interest on the terms of the Term Loan. The Term Loan is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The Term Loan is subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$15,000 until it secures signed, binding commitments from the Government of Canada and from the Government of Ontario, after which the requirement is US$2,000. This requirement was met as of July 31, 2026 as described in Note 21. The Term Loan was measured at fair value on the extinguishment date of October 22, 2025 and was subsequently classified and measured at amortized cost. The fair value of the Term Loan on October 22, 2025 was estimated at $37,258 based on the finite difference valuation model, which included 12.8% market interest rate.

The Term Loan is accreted through the term of the Term Loan using an effective interest rate of 12.8%. During the three and six months ended June 30, 2026, the Company recorded $1,166 and $2,267, respectively of interest and $123 and $239 accretion expenses, respectively (For the three and six months ended June 30, 2025 - $Nil and $Nil) and loss in foreign exchange of $763 and $627, respectively. Included in the interest for the six-month period was $116 that was capitalized as borrowing costs related to the construction of qualifying assets.

11.	US Warrants

2026 Warrants

On April 3 and April 14, 2025, the Company issued 3,125,000 (“2026 Warrants”) to subscribers in a non-brokered private placement (Note 12). The warrant exercise price is denominated in US dollars, a currency different than the Company’s functional currency.

Therefore, the warrants were classified as a financial liability in the condensed interim consolidated statements of financial position. During the year ended December 31, 2025, the fair value of the warrants was estimated using the Black Scholes Option Pricing Model, using the following main inputs: volatility of 85% on issuance date, 61.79% - 121.59% on exercise dates, and 125% - 127.6% on December 31, 2025, share price of $1.38 - $1.50 on issuance date, $1.37 - $6.55 on exercise dates, and $1.11 on December 31, 2025 and risk-free rate of 2.40% - 2.58% on issuance date, 2.38% - 2.48% on exercise date, and 2.55% December 31, 2025, respectively.

The fair value of the warrants was estimated using the Black Scholes Option Pricing Model using the following main inputs on June 30, 2026: volatility of 49.7% - 50.1%, share price of $0.87 and risk-free rate of 2.72%.

The table below presents changes in 2026 Warrants during the year ended December 31, 2025 and for the six months ended June 30, 2026:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	Number of warrants	Fair value
Balance at January 1, 2025	-	$-
Issued	3,125,000	1,150
Changes in fair value	-	8,112
Exercised	(2,481,786)	(9,066)
Balance at December 31, 2025	643,214	$196
Changes in fair value	-	(196)
Balance at June 30, 2026	643,214	$-

The changes in fair value amounting to $(196) (December 31, 2025 – $8,112) was included in changes in fair value of US warrants in the condensed interim consolidated statement of income (loss) and other comprehensive income (loss).

Pre-Funded Warrants

The fair value of the Pre-Funded Warrants is the same as the Company’s share price as at the corresponding valuation date. The table below presents changes in Pre-Funded Warrants during the year ended December 31, 2025 and for the six months ended June 30, 2026:

	Number of warrants	Fair value
Balance at January 1, 2025	-	$-
Issued	31,735,657	73,309
Changes in fair value	-	(36,698)
Exercised	(5,330,000)	(7,302)
Balance at December 31, 2025	26,405,657	$29,309
Changes in fair value	-	(6,336)
Balance at June 30, 2026	26,405,657	$22,973

The changes in fair value amounting to $(6,336) (December 31, 2025 - $(36,698)) was included in changes in fair value of US warrants in the condensed interim consolidated statement of income (loss) and other comprehensive income (loss).

New Equity Offering Warrants

The fair value of the warrants was estimated using the Black Scholes Option Pricing Model using the following main inputs on June 30, 2026: volatility of 51.0%, share price of $0.87 and risk-free rate of 2.72%.

The table below presents changes in New Equity Offering Warrants during the year ended December 31, 2025 and for the six months ended June 30, 2026:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	Number of warrants	Fair value
Balance at January 1, 2025	-	$-
Issued equity exchange	55,041,712	79,562
Issued in equity offering	46,000,000	18,597
Changes in fair value	-	(46,006)
Balance at December 31, 2025	101,041,712	$52,153
Changes in fair value	-	(42,009)
Balance at June 30, 2026	101,041,712	$10,144

The changes in fair value amounting to $(42,009) (December 31, 2025 - $(46,006)) was included in changes in fair value of US warrants in the consolidated statement of income (loss) and other comprehensive income (loss).

2028 Warrants

On October 22, 2025, the Company cancelled the previously issued 2028 Warrants as part of the exchange agreement in which the convertible notes were equitized.

The table below presents changes in 2026 Warrants, Pre-Funded Warrants and New Equity Offering Warrants during the year ended December 31, 2025 and for the six months ended June 30, 2026:

	Number of warrants	Fair value
Balance at January 1, 2025	-	$-
Issued equity exchange	135,902,369	172,618
Changes in fair value	-	(74,592)
Exercised	(7,811,786)	(16,368)
Balance at December 31, 2025	128,090,583	$81,658
Changes in fair value	-	(48,541)
Balance at June 30, 2026	128,090,583	$33,117

12.	Shareholder’s Equity

a.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at June 30, 2026, the Company had 106,800,138 (December 31, 2025 – 98,982,239) common shares outstanding.

b.	Issued Share Capital

During the six months ended June 30, 2026, the Company issued common shares as follows:

•	The Company issued 7,743,900 common shares at a weighted average price of $1.21 for gross proceeds of approximately $9,354 under its At The Market Offering Agreement (“ATM”). The transaction costs associated with these issuances were $363. On February 20, 2026, the Company upsized the ATM program to US$25,000, providing additional financial flexibility to fund working capital and expenditures related to refinery commissioning.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

•	The Company issued 21,487 common shares for the exercise of DSUs.

•	52,512 common shares were issued under the ESPP for proceeds of $20.

During the year ended December 31, 2025, the Company issued common shares as follows:

•	5,330,000 Pre-Funded Warrants were exercised for a nominal exercise price (Note 11). The exercised Pre-Funded Warrants were measured at $7,302 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

•	2,481,786 2026 Warrants were exercised for total proceeds of $4,894. The exercised 2026 Warrants were measured at $9,066 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

•	65,544 broker warrants were exercised for total proceeds of $103. The exercised 2026 Warrants were measured at $42 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

•	The Company issued 26,975 and 15,340 common shares for the exercise of restricted shares and stock options for total proceeds of $39.

•	On April 14, 2025, the Company closed the first (occurring on April 3, 2025) and second tranches of its non-brokered private placement, raising aggregate gross proceeds of US$3,500 ($4,908). An aggregate of 3,125,000 units (each, a “Unit”) were issued at a price of US$1.12 per Unit under the private placement. Each Unit consists of one common share in the capital of the Company and one transferable common share purchase warrant (“2026 Warrants”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. In connection with the closing of the Offering, the Company incurred aggregate finders’ fees of $337, including $109 representing the value of 183,333 non-transferable finders’ warrants. Each finders’ warrant is exercisable to acquire one common share of the Company at an exercise price of US$1.12 until October 14, 2026. Finders’ warrants were measured at $109 using the Black-Scholes option pricing model with the following main assumptions: share price $1.50, volatility 85.0%, risk free rate 2.58%.

The gross proceeds were allocated between common shares and 2026 Warrants, based on relative fair values and 2026 Warrants were allocated $1,150 on initial recognition. The residual balance of $3,759 was then allocated to the equity component (common shares issued). The transaction costs of $447 were allocated proportionately between the 2026 Warrants and the common shares. Transaction costs allocated to the common shares were accounted for as a deduction from equity of $338.

•	Concurrently with the completion of the Equity Exchange, the Company completed New Equity Offering of 46,000,000 New Equity Offering Units, each consisting of one common share and one New Equity Offering Warrants to purchase one common share at a price of US$0.75 per New Equity Offering Unit. Each New Equity Offering Warrants or the 2028 Warrants entitling the holder thereof to purchase one common share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the offering until October 22, 2028, Note 11.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The Company incurred an aggregate cash commission of US$1,851 to the agents of the New Equity Offering. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase common shares to the agents (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at US$0.75 per share, at any time on or before the date that is 36 months following the closing date of the New Equity Offering. Broker warrants were measured at $4,604 using the Black-Scholes option pricing model with the following main assumptions: share price $2.31, volatility 124.31%, risk free rate 2.39%.

The gross proceeds were allocated between common shares and New Equity Offering Warrants, based on relative fair values and New Equity Offering Warrants were allocated $18,597 on initial recognition. The residual balance of $29,720 was then allocated to the equity component (common shares issued). The transaction costs of $8,240 were allocated proportionately between the New Equity Offering Warrants and common shares. Transaction costs allocated to the equity component were accounted for as a deduction from equity of $5,078.

13.	Share Based Payments

The Company adopted a long-term incentive plan (“LTIP”) on December 20, 2024, whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the LTIP is 10,990,784.

In 2024, the Company was approved to implement an employee share purchase plan (“ESPP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 400,000 common shares that can be issued under the ESPP. Under the ESPP, employees are allowed to designate up to 10% of their base salary to purchase shares of the Company at a price equal to the volume weighted average price of the Company's share traded on the exchange for the five consecutive trading days prior to the acquisition. The Company will contribute one dollar for each dollar contributed by an employee to purchase the Company's shares for and on behalf of the employee. The Company may satisfy this contribution through the issuance of the Company's shares from treasury. For the six months ended June 30, 2026, 52,512 common shares were issued under the ESPP for proceeds of $20 and the Company’s contribution of $20 was recorded as share-based payments in the condensed interim consolidated statements of income (loss) and other comprehensive income (loss) (June 30, 2025 - $nil).

The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs generally vest in one year but cannot be exercised until the holder ceases to be a director or officer of the Company. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

a.	Stock Options

During the six months ended June 30, 2026:

•	On March 31, 2026, the Company issued 110,000 incentive stock options to an employee and consultant. The stock options are exercisable for three years at $0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $65 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, an expected life of 3 years, expected volatility based on historical prices of 125%, no expected dividends and a share price of $0.81. The grant of these stock options was conditional upon approval by the shareholders and TSX Venture Exchange of amendments to increase the participation limits under the LTIP. On June 23, 2026, the shareholders approved the stock option grants and the amendments to increase the participation limits under the Company's LTIP at the Annual General and Special Meeting of Shareholders.

During the year ended December 31, 2025:

•	On October 29, 2025, upon approval by shareholders at the annual general meeting on June 24, 2025, Electra issued 2,669,000 incentive stock options, 179,000 RSUs, and 271,000 DSUs to certain directors, officers, employees, and contractors. The stock options are exercisable for three years at $1.97 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $3,835 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.36% per year, an expected life of 3 years, expected volatility based on historical volatility of 125%, no expected dividends and a share price of $1.97.

•	The RSUs will vest in two equal tranches on the first and second anniversaries of the grant date and may be settled in cash or shares at the discretion of the Company. The DSUs will be settled in shares when the holder ceases to serve as a director.

•	During the year ended December 31, 2025, 15,340 stock options were exercised for total proceeds of $39.

•	On January 1, 2025, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date. The fair value of the options at the date of grant was $190 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, expected life of 3 years, expected volatility based on historical volatility of 90.0%, no expected dividends and a share price of $2.60.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2025	$4.61	1,170,363
Granted	2.00	2,794,000
Expired	12.94	(21,297)
Exercised (Share price at $2.31)	2.57	(15,340)
Forfeited / Cancelled	1.97	(16,000)
Balance at December 31, 2025	$2.72	3,911,726
Granted	0.81	110,000
Expired	4.92	(69,791)
Forfeited / Cancelled	2.04	(534,500)
Balance at June 30, 2026	$2.74	3,417,435

Incentive stock options outstanding and exercisable (vested) at June 30, 2026 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$0.81	110,000	2.75	$0.81	-	$0.81
1.97	2,181,000	2.33	1.97	-	1.97
2.00	16,667	1.55	2.00	11,111	2.00
3.24	746,917	1.22	3.24	746,916	3.24
3.28	250,000	1.16	3.28	250,000	3.28
9.60	56,423	0.49	9.60	56,423	9.60
18.52	15,000	0.83	18.52	15,000	18.52
21.60	41,428	0.49	21.60	41,428	21.60
Total	3,417,435	1.98	$2.74	1,120,878	$4.44

During the six months ended June 30, 2026, the Company expensed $1,091 (the six months ended June 30, 2025 - $545) for options valued at share prices $0.81 to $21.60 as share-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2025 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$1.97	2,653,000	2.83	$1.97	-	$1.97
2.00	16,667	2.04	2.00	-	2.00
2.60	125,000	2.00	2.60	-	2.60
3.24	746,916	2.12	3.24	369,955	3.24
3.28	250,000	1.66	3.28	250,000	3.28
9.60	56,423	1.19	9.60	37,616	9.60
12.84	15,000	1.86	12.84	15,000	12.84
21.60	41,428	1.05	21.60	41,428	21.60
24.84	7,292	0.29	24.84	7,292	24.84
Total	3,911,726	2.52	$2.72	721,291	$5.06

During the year ended December 31, 2025, the Company expensed $1,412 (the year ended December 31, 2024 - $1,212) for options valued at share prices $1.94 to $24.84 as share-based payment expense.

(b)	DSUs, RSUs and PSUs

During the six months ended June 30, 2026, the Company has expensed $418 (the year ended December 31, 2025 - $254) for DSUs and $87 (the year ended December 31, 2025 - $41) for RSUs as share-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at June 30, 2026 and December 31, 2025 were as follows:

Number of Units	June 30, 2026	December 31, 2025
Balance at January 1,	428,085	157,085
Granted	251,913	271,000
Exercised	(21,487)	-
Balance	658,511	428,085

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Restricted Share Units

The Company’s RSUs outstanding at June 30, 2026 and December 31, 2025 were as follows:

Number of Units	June 30, 2026	December 31, 2025
Balance at January 1,	179,000	26,975
Granted	-	179,000
Exercised	-	(26,975)
Balance	179,000	179,000

Performance Share Units

There were no PSUs outstanding at June 30, 2026 and December 31, 2025.

14.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the three and six months ended June 30, 2026 and 2025:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Foreign exchange gain (loss)	$(755)	$3,813	$(507)	$3,904
Interest expense	(1,057)	(2,589)	(2,437)	(6,448)
Realized gain (loss) on marketable securities	-	-	-	1
Extinguishment of government loan	41	-	41	-
Other non-operating income (expense)	(413)	123	(604)	29
	$(2,184)	$1,347	$(3,507)	$(2,514)

15.	Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and six months ended June 30, 2026 and 2025:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Numerator
Net income (loss) for the period – basic	$9,028	$(2,005)	$37,170	$(14,685)
Deduct – Change in fair value of pre-funded warrants	1,584	-	(6,336)	-
Net income (loss) for the period – adjusted for the effect of dilution	10,612	(2,005)	30,834	(14,685)
Denominator
Basic – weighted average number of shares outstanding	105,174,158	17,807,021	103,673,897	16,317,480
Income (loss) Per Share – Basic	$0.09	$(0.11)	$0.36	$(0.90)
Pre-funded warrants	26,405,657	-	26,405,657	-
DSU	445,110	-	445,110	-
Stock options	5,605	-	20,326	-
Diluted – weighted average number of shares outstanding	132,030,430	17,807,021	130,544,990	16,317,480
Income (loss) Per Share – Diluted	$0.08	$(0.11)	$0.24	$(0.90)

Conversion option, share purchase warrants (other than prefunded warrants), certain stock options, RSUs and certain DSUs were excluded from the calculation of diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2026 as they were anti-dilutive.

16.	Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the minimum liquidity balance covenant under the term loan arrangement, the Company is not subject to externally imposed capital requirements. The term loan arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets.

17.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Classification
June 30, 2026	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$35,872	$-	$-	$35,872
Restricted cash	-	1,208	-	-	1,208
Receivables	-	860	-	-	860
	$-	$37,940	$-	$-	$37,940
Liabilities:
Accounts payable and accrued liabilities	$-	$7,364	$-	$-	$7,364
Short-term deferred government grant	-	3,946	-	-	3,946
Long-term government loan payable	-	5,549	-	-	5,549
Term loan	-	41,302	-	-	41,302
US Warrants	33,117	-	-	33,117	33,117
Royalty	-	2,543	-	-	2,543
	$33,117	$60,704	-	$33,117	$93,821

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	Classification
December 31, 2025	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$39,024	$-	$-	$39,024
Restricted cash	-	1,208	-	-	1,208
Receivables	-	666	-	-	666
	$-	$40,898	$-	$-	$40,898
Liabilities:
Accounts payable and accrued liabilities	$-	$5,817	$-	$-	$5,817
Short-term deferred government grant	-	642	-	-	642
Long-term government loan payable	-	5,196	-	-	5,196
Term loan	-	38,168	-	-	38,168
US Warrants	81,658	-	-	81,658	81,658
Royalty	-	2,338	-	-	2,338
	$81,658	$52,161	-	$81,658	$133,819

Valuation techniques

A) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 11.125% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 3% increase or decrease in the effective interest rate would be a decrease of $339 (December 31, 2025 - $1,862) or an increase of $411 (December 31, 2025 - $928) to the fair value of the royalty.

B) Other Financial Derivative Liability (2026, Warrants, 2028 Warrants and New Offering Warrants)

The Company uses the Black-Scholes Option Pricing Model. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 49.9% for the 2026 Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $Nil (December 31, 2025 - $25) or a decrease of $Nil (December 31, 2025 - $25) to the fair value of the embedded derivative.

The Company used an equity volatility of 51.0% for the 2028 Warrants (New Equity Offering Warrants). If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $2,045 (December 31, 2025 - $2,910) or a decrease of $2,289 (December 31, 2025 - $3,079) to the fair value of the embedded derivative.

The Company used an equity volatility of 51.0% for the Restructuring Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $2,447 (December 31, 2025 - $3,481) or a decrease of $2,739 (December 31, 2025 - $3,584) to the fair value of the embedded derivative.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

18.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

As at June 30, 2026, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company entered into a binding agreement for sale of cobalt sulfate. This is dependent on certain conditions that the Company has to fulfill by December 2026. If not met, the buyer has the option to amend or extend the agreement.

The Company had the following commitments as at June 30, 2026.

	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	$18,381	$-	$-	$-	$-	$18,381
Term loan	-	-	56,449	-	-	56,449
Government loan payments	9	36	1,615	2,141	6,378	10,179
Lease payments	65	43	-	-	-	108
Royalty payments [1]	-	-	238	549	3,816	4,603
	$18,455	$79	$58,302	$2,690	$10,194	$89,720

1 Royalty payments are estimated amounts associated with the royalty agreements entered with the debt holders as part of the term loan. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

On March 19, 2026, the Company announced that it received notice from The Nasdaq Stock Market LLC stating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice. The Corporation has 180 calendar days from the date of the Notice, or until September 14, 2026, to regain compliance with the minimum bid requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

19.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA, respectively.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

(a)	Segmented operating results for the three months ended June 30, 2026 and 2025:

For the three months ended June 30, 2026	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$117	$64	$1,043	$1,224
Exploration and evaluation expenditures	-	90	-	90
General and administrative	490	1	301	792
Investor relations and marketing	-	-	457	457
Salaries and benefits	97	-	968	1,065
Share-based payments	-	-	393	393
Operating loss	$704	$155	$3,162	$4,021
Changes in US Warrants	-	-	15,233	15,233
Other non-operating loss	-	-	(2,184)	(2,184)
Income (loss) before taxes	$(704)	$(155)	$9,887	$9,028

For the three months ended June 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$226	$-	$841	$1,067
Exploration and evaluation expenditures	-	48	-	48
General and administrative and travel	365	2	356	723
Investor relations and marketing	-	-	119	119
Salaries and benefits	466	-	832	1,298
Share-based payments	-	-	228	228
Operating loss	$1,057	$50	$2,376	$3,483
Gain on financial derivative liability - Convertible Notes	-	-	231	231
Changes in US Warrants and 2026 US Warrants	-	-	(100)	(100)
Other non-operating loss	-	-	1,347	1,347
Loss before taxes	$(1,057)	$(50)	$(898)	$(2,005)

(b)	Segmented operating results for the six months ended June 30, 2026 and 2025:

For the six months ended June 30, 2026	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$294	162	1,952	2,408
Exploration and evaluation expenditures	-	145	-	145
General and administrative	749	1	854	1,604
Investor relations and marketing	-	-	600	600
Salaries and benefits	392	-	1,517	1,909
Share-based payments	-	-	1,198	1,198
Operating loss	$1,435	308	6,121	7,864
Changes in US Warrants	-	-	48,541	48,541
Other non-operating loss	-	-	(3,507)	(3,507)
Income (loss) before taxes	$(1,435)	(308)	38,913	37,170

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

For the six months ended June 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$379	$-	$1,689	$2,068
Exploration and evaluation expenditures	-	89	-	89
General and administrative and travel	873	2	891	1,766
Investor relations and marketing	-	-	211	211
Salaries and benefits	965	-	1,585	2,550
Share-based payments	-	-	555	555
Operating loss	$2,217	$91	$4,931	$7,239
Unrealized gain on marketable securities	-	-	4	4
Loss on financial derivative liability - Convertible Notes	-	-	(4,836)	(4,836)
Changes in US Warrants	-	-	(100)	(100)
Other non-operating loss	-	-	(2,514)	(2,514)
Loss before taxes	$(2,217)	$(91)	$(12,377)	$(14,685)

(b)	Segmented assets and liabilities as at June 30, 2026 and December 31, 2025:

	Total Assets		Total Liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Refinery	$68,684	$56,443	$10,013	$12,493
Exploration and Evaluation [1]	92,153	88,884	7	53
Corporate and Other	35,419	40,237	88,936	126,768
	$196,256	$185,564	$98,956	$139,314

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $92,042 (December 31, 2025 - $88,776) are located in Idaho, USA. All other assets are located in Canada.

20.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the three and six months ended June 30, 2026 and 2025, the following fees to management personnel and directors.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Management	$760	$665	$1,044	$1,330
Directors’ fees	32	54	97	101
	$792	$719	$1,141	$1,431

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

During the three and six months ended June 30, 2026, the Company had share-based payments made to management and directors of $710 and $1,644 (for the three and six months ended June 30, 2025 - $147 and $382, respectively).

As at June 30, 2026, the accrued liabilities balance for related parties was $1,671 (December 31, 2025 - $1,582, which relates mainly to compensation accruals.

21.	Subsequent Events

•	On July 20, 2026, the Company entered into an amendment to its Credit and Guaranty Agreement. The amendment increased the amount of permitted indebtedness the Company may incur in connection with government financing arrangements and amended certain provisions to permit related payments and the granting of pari passu liens to secure a portion of such indebtedness. All existing guarantees, security interests and other obligations under the Credit Agreement were reaffirmed, and all other terms of the Credit Agreement remained unchanged.

•	On July 31, 2026, the Company finalized definitive agreements with Invest Ontario, an agency of the Government of Ontario, for $17,500 loan for an interest rate of 6.9% per annum to support construction of its cobalt sulfate refinery in Temiskaming Shores, Ontario. Interest begins accruing on January 1, 2029 with repayment over 4 years commencing on December 31, 2029.